

06050558

9/0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE

RECEIVED

AUG 8 2006

SEC FILE NUMBER
8- 30044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JULY 01, 2005___ AND ENDING ___JUNE 30, 2006___

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Securities Center, Inc

OFFICIAL USE ONLY
013971
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 E STREET

                                     (No. and Street)

CHULA VISTA   CA   91910

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES E. BIDDLE   619-426-3550

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BLISS C.P.A.

                   (Name – if individual, state last, first, middle name)

378 E STREET, STE B   CHULA VISTA   CA   91910

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 2 8 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___JAMES E. BIDDLE_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___THE SECURITIES CENTER, INC._____ , as

of ___JUNE 30_____, 20__06__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____ _____ 8/14/06
                                                                     Signature

                                                           PRESIDENT AND CEO
                                                           _____
                                                                       Title

_____
          Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE SECURITIES CENTER, INC.
Chula Vista, California



FINANCIAL REPORT
June 30, 2006

ROBERT J. BLISS
Certified public Accountant
Chula Vista, California

CONTENTS

Robert J. Bliss
CERTIFIED PUBLIC ACCOUNTANT

378 "E" STREET, SUITE B   CHULA VISTA, CA 91910
Office (619) 585-7595 • Fax (619) 585-7597

License #OC73717

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
The Securities Center, Inc.
Chula Vista, California

I have examined the Statement of Financial Condition of The Securities Center, Inc. as of June 30, 2006 and the related Statements of Income, Changes in Stockholders' Equity, Cash Flow, and changes in Liabilities Subordinated to Claims of General Creditors for the year then ended. These financial statements are the responsibility of the company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Center, Inc. as of June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert J. Bliss
Certifies Public Accountant
Chula Vista, California
August 8, 2006

THE SECURITIES CENTER, INC.
Statement of Financial Condition
June 30, 2006

ASSETS

Cash	$ 16,010
Receivables from brokers and dealers and clearing organizations	94,832
Marketable Securities (at market value)	99,763
Prepaid expenses	212
Total Assets	$210,817

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued Commissions Payable	$ 67,983
Payroll Taxes Payable	5,117
Total Liabilities	73,100

Stockholders' Equity

Common Stock	$110,972
Paid in Capital	15,960
Retained Earnings	10,785
Total Stockholders' Equity	137,717
Total Liabilities and Stockholders' Equity	$ 210,817

The Accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
Statement of Income
For the year ended June 30, 2006

Revenues

Commissions & Fees	$ 1,239,021
Capital Gain (loss)	4,496
Unrealized Gain	29,953
Rental Income	4,200
Interest	178
Dividends	462
Total Income	1,278,310

Expenses

Officer Salaries	97,800
Other Employee Compensation and Benefits	60,025
Commissions to registered Representatives	750,427
Regulatory Fees	8,061
Professional Fees	9,690
Clearing Cost	155,951
Other Operating Expenses	106,670
Total expenses	1,188,624

Income (Loss) before Income Taxes	89,686
Provision for Taxes	(17,956)
Net Income (Loss) after taxes	$71,730

The accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2006

	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Totals
Balance at 07-01-05	$ 110,972	$ 15,960	$ (60,945)	$ 65,987
Net Gain (Loss)			71,730	71,730
Balance at 06-30-06	$ 110,972	$ 15,960	$ 10,785	$137,717

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended June 30, 2006

Subordinated liabilities at July 1, 2005	-0-
Changes	-0-
Subordinated Liabilities at June 30, 2006	-0-

The accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
STATEMENT OF CASH FLOW
For the year ended June 30, 2006

CASH FLOW FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 71,730
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Increase in receivables	(3,098)
Decrease in accounts payable	(2,292)
Increase in marketable securities	(55,482)
Net Cash Provided (Used) by Operating Activities	10,858

CASH FLOWS FROM (USED IN) OTHER ACTIVITIES

Net cash used by other activities	0
NET DECREASE IN CASH	0
CASH AT BEGINNING OF FISCAL YEAR	5,152
CASH AT END OF FISCAL YEAR	16,010

The accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
This report covers the year ending June 30, 2006

1.   GENERAL

The company is a securities broker-dealer, which was incorporated on July 6, 1983 under the laws of the State of California. The company is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

2.   SIGNIFICANT ACCOUNTING POLICIES

The company records revenue on a settlement day basis, generally the third business day following the transaction date. Securities transactions of the company are on a trade date basis. Marketable securities are valued at market, and the difference between cost and market is included in income.

3.   ORGANIZATION COSTS

Organization costs were amortized over five years on a straight-line basis. Amortization has been completed.

4.   RESERVE REQUIREMENTS

The company is exempt from the provisions of Rule 15c3-3. It does not maintain physical custody of securities. Because of the exemption, the company is not required to prepare a determination of Reserve Requirement for brokers and dealers.

5.   NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2006 the Company had net capital of $122,353, which was $117,353 in excess of its required amount of $5,000. The aggregate indebtedness to net capital ratio was .597 to 1.

6.   DEPRECIATION

The company purchased office equipment in 2004 for $2,085. This equipment has been expenses for financial reporting and for income tax reporting in 2004.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

THE SECURITIES CENTER, INC.

As of June 30, 2006

Robert J. Bliss
CERTIFIED PUBLIC ACCOUTANT

378 "E" STREET, SUITE B   CHULA VISTA, CA 91910
Office (619) 585-7595 • Fax (619) 585-7597

License #OC73717

REPORT OF INTERNAL ACCOUNTING CONTROL

Board of Directors
The Securities Center, Inc.
Chula Vista, California
August 3, 2006

I have examined the financial statements of The Securities Center; Inc. for the year ended June 30, 2006 and has issued my report thereon dated August 8, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. This study and evaluation included the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11).

Since the company does not carry customers account, I did not review the requirement for prompt payment for securities, the possession or control practices, or the procedures regarding quarterly securities examinations, counts, verifications and comparisons and the recordation of differences.

The management of the company is responsible for establishing and maintaining a system of internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarding against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles

Because of inherent limitations in any internal accounting, control system or the practices and procedures referred to above, errors and irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

REPORT ON INTERNAL ACCOUNTING CONTROL

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system in internal accounting control of The Securities Center, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

Chula Vista, California
                                                Robert J. Bliss
                                                Certifies Public Accountant